[redacted]

13012492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section FEB 27 2013 Washington DC 402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.P. Bullhound, Inc.

OFFICIAL USE ONLY
147794
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1620
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alec Dafferner (415) 272-3317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Bullhound, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2013, by Alec Michael Dafferner proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

Chief Operating Officer

Title

ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

GP BULLHOUND, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

professional. personalized. service.

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of GP Bullhound, Inc. as of December 31, 2012, and the related statement of operations, changes in equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Bullhound, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 15, 2013

GP BULLHOUND, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash in bank	$	267,799
Accounts receivable		1,017,161
Prepaid operating lease		27,032
Deposits and Prepaid Expenses		1,234
Furniture, equipment, and automobiles net of accumulated depreciation of $29,284		65,723
Total Assets	$	1,378,949

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	954,617
Taxes payable		37,498
Total Liabilities		992,115
Shareholders' equity:		
Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		199,999
Retained earnings		186,834
Total Shareholder's equity		386,834
Total Liabilites and Shareholder's Equity	$	1,378,949

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Operations
For the Year Ended December 31, 2012

Revenue	
Fees and commissions earned	$ 2,700,554
Other income	2,597
Total revenue	2,703,151
Expenses	
Salaries and bonuses	1,922,291
Travel and entertainment, net	274,165
Rent	90,300
Foreign tax withholding	46,390
Telephone and communication	41,329
Professional fees:	
Recruiting	35,337
Legal	9,228
Accounting	24,924
Insurance	49,975
Automobile	37,128
Office expense	15,513
Regulatory fees	9,146
Depreciation	14,120
Other	18,496
Total expenses	2,588,342
Income before provision for income taxes	114,809
Provision for income taxes	38,912
Net income	$ 75,897

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Changes in Equity
For the Year Ended December 31, 2012

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2011	100	$ 1	$ 199,999	$ 110,937	$ 310,937
Net income	-	-	-	75,897	75,897
Balance - December 31, 2012	100	$ 1	$ 199,999	$ 186,834	$ 386,834

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 75,897
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	14,120
(Increase) decrease in	
Accounts receivable	(452,134)
Fixed Assets	(57,136)
Deferred operating lease	6,276
Deposits and prepaid expenses	(1,179)
Increase (decrease) in	
Accounts payable and accrued liabilities	431,471
Net cash provided by (used in) operating activities	17,315
Net increase in cash	17,315
Cash balance, beginning of year	250,484
Cash balance, end of year	$ 267,799

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

GP Bullhound, Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound, Ltd. (Parent), a U.K. based investment advisory Company. GP Bullhound Ltd. is recognized as one of the leading independent research and advisory teams focused on the technology sector. Established in 1999 as a research oriented investment bank, GP Bullhound, Ltd. has offices in London, England; Stockholm, Sweden; Berlin, Germany; and San Francisco, California.

GP Bullhound, Inc. (the Company) provides advisory services to the Parent. As a result, most of its revenue and accounts receivable at December 31, 2012, are from the Parent.

Liquidity

As described above, the Company earns most of its revenue providing advisory services for its Parent. As a result, continuing support of the parent is anticipated for the future operations.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable

Most of the accounts receivable consist of advisory service revenue billed to GP Bullhound, Ltd. in the United Kingdom.

Revenue Recognition

Revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees are paid at the close of a successful deal based on a percentage of the transaction.

Concentrations

Cash

The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012, the Company's cash balance exceeded the FDIC insured limit by $17,799.

Major customer and related party

The Company provides advisory service to its parent, GP Bullhound, Ltd UK. As a result, $1,858,564 (69%) of the revenue for the year ended December 31, 2012, and $925,000 (91%) of the accounts receivable at December 31, 2012, were from the parent.

1. General Information and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

2. Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound, Inc. was initially capitalized by the contribution of cash from GP Bullhound, Ltd. with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3. Income Taxes

The provision for income taxes for the year ended December 31, 2012, consists of:

Current:		
Federal	$	27,474
State		10,024
Total	$	37,498

4. Leases

On November 1, 2008, the Company entered into a new lease agreement, which expires December 31, 2014. The annual base rent increases 3% annually. Rent expense during 2012 was $90,300.

5. Subsequent Events

Management has evaluated subsequent events through February 15, 2013, the date on which the financial statements were available to be issued.

GP BULLHOUND, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Company equity	$ 386,834
Less non-allowable assets	
Accounts receivable	(97,871)
Deposits and prepaid assets	(28,266)
Other assets	(92,160)
Net furniture and equipment	(65,723)
Net capital	102,814
Greater of 6-2/3% of aggregate indebtedness ($992,115) or $5,000	66,141
Net capital in excess of requirement	$ 36,673
Ratio of aggregate indebtedness ($992,115) to net capital ($102,814) (required to be less than 15 to 1)	9.65 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2012 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation (page 2 and 3)	$ 992,115	$ 102,814	9.65 to 1
Change in accounts receivable	-	-	
Change in accounts payable	-	-	
Per statements as finalized	$ 992,115	$ 102,814	9.65 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of GP Bullhound, Inc. (the "Company"), for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 15, 2013

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
GP Bullhound, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by GP Bullhound, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating GP Bullhound, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GP Bullhound, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences;

5. Compared the amount of the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 15, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31st, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GP Bullhound, Inc.
One Maritime Plaza
Suite 1620
San Francisco, CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ed Smith (415)-246-7502

2. A. General Assessment (item 2e from page 2) $6,751

B. Less payment made with SIPC-6 filed (exclude interest) (2,365)
7/26/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,386

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4,386

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $4,386

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP BULLHOUND, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 15TH day of FEBRUARY, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2012
and ending 12/31, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,700,554

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $2,700,554

2e. General Assessment @ .0025 $6,751

(to page 1, line 2.A.)

GPBULLHOUND INC
ONE MARITIME PLAZA SUITE 1620
SAN FRANCISCO, CA 94111

1724

90-78/1211

DATE 2/15/13

PAY TO THE ORDER OF SIPC $ 4,386.00

Forty Three Hundred Eighty-Six DOLLARS

BANK OF THE WEST
San Francisco Main Office
295 BUSH ST.
SAN FRANCISCO, CA 94104
1-800-488-2265

FOR

⑈001724⑈ ⑆121100782⑆ 042125443⑈

SAN FRANCISCO, CA 94111

90-78/1211

DATE 7/26/12

PAY TO THE ORDER OF SIPC $ 2365.00

Twenty Three Hundred Sixty Five DOLLARS

BANK OF THE WEST

San Francisco Main Office
295 BUSH ST.
SAN FRANCISCO, CA 94104
1-800-488-2265

FOR

⑈001657⑈ ⑆121100782⑆ 042125443⑈